MULTI-LINE EXCESS OF LOSS REINSURANCE AGREEMENT

                                     between

                        DONEGAL MUTUAL INSURANCE COMPANY
                                 (Marietta, PA)
                     SOUTHERN INSURANCE COMPANY OF VIRGINIA
                                (Glen Allen, VA)
                       SOUTHERN HERITAGE INSURANCE COMPANY
                                (Duluth, Georgia)
                        ATLANTIC STATES INSURANCE COMPANY
                                 (Marietta, PA)
                            PIONEER INSURANCE COMPANY
                                (Greenville, NY)
                            PIONEER INSURANCE COMPANY
                                (Greenville, OH)
                       DELAWARE ATLANTIC INSURANCE COMPANY
                                (Wilmington, DE)


                (hereinafter collectively called the "Reinsured")

                                       and

         The Reinsurers subscribing to the respective Interests and Liabilities Contract to which this Agreement is attached (hereinafter called the "Reinsurer")


ARTICLE 1                         BUSINESS COVERED

This Agreement, subject to the terms and conditions herein contained, is to indemnify the Reinsured in respect of the net excess liability as herein provided and specified which may accrue to the Reinsured as a result of any loss or losses which may occur or claims which may be made during the term of this Agreement arising out of any and all binders, policies, and contracts of insurance (hereinafter referred to as "policy" or "policies") heretofore or hereafter issued or entered into by or on behalf of the Reinsured and classified by the Reinsured as Property and Casualty, to include Property, Multi-Peril Policies, General Liability, Workers' Compensation and Automobile.


ARTICLE 2                            TERRITORY

This Agreement shall cover wherever the Reinsured's policies cover.

ARTICLE 3                            EXCLUSIONS

This Agreement shall not cover business classified by the Reinsured as:

1. Pools, Associations, or Syndicates, including State Insurance Guaranty Associations. However, such operations which the Reinsured is obliged to cover by reason of membership in the National Workers' Compensation Reinsurance Pool or any state Workers' Compensation Assigned Risk Pool or Plan or participation in any Automobile Assigned Risk Pool, Plan or Facility are not to be excluded. Furthermore, this exclusion shall not apply to any Inter-Company Pooling.

2.       Insurance on Growing and/or Standing Crops.

3. Reinsurance of any kind assumed by the Reinsured, except local agency reinsurance accepted in the normal course of business.

4.       War, as defined in the original policy.

5.       Bridges, tunnels and art collections valued at over $1,000,000.

6.       Loss or liability excluded by the provisions of:

         a.       Nuclear Incident Exclusion Clause - Physical Damage -
                  Reinsurance

         b.       Nuclear Incident Exclusion Clause - Liability - Reinsurance

         c. Nuclear Incident Exclusion Clause - Physical Damage and Liability (Boiler and Machinery Policies) - Reinsurance

                         as per clauses attached hereto.

7. Boiler and Machinery with the exception of that business covered under a standard multiple peril policy.

8.       Stevedoring.

9.       United States Longshoremen and Harbor Workers Act Exposure.

10.      Jones Act Exposure.

11.      Workers' Compensation on all mining operations.

12. Workers' Compensation on operations employing the process of nuclear fission or fusion or handling of radioactive material.

13.      Long haul trucking.

14. Vehicles used as a public or livery conveyance for passengers except courtesy cars and civic, charitable or welfare organization buses.

15.      Medical Malpractice.

16. Professional liability, except Druggists, Morticians, Beauty Shops, Pastoral, Opticians, Condominium Directors and Officers Liability and Employee Benefits Liability.

17.      Aviation and Ocean Marine.

18. Fidelity, Surety, Credit, Title, Insolvency and Financial Guaranty with the exception of that business covered under a standard multiple peril policy.

19.      Insolvency Funds, as per clause attached.

20.      Manufacturing of pharmaceuticals and/or chemicals.

21.      Railroad Operations.

22.      Racing or speed contests.

23.      Earthquake and flood when written as such.

24.      Difference in conditions insurance.

25.      Asbestos manufacturing.

26.      Transportation of liquified petroleum gas and/or explosives.

27.      Commercial ambulance service.

28.      Manufacture of firearms.

Other than as respects risks excluded in 1-6, 11, 12, 15, 17-28 above, the exclusions listed in this Article shall not be considered applicable when the excluded Class constitutes an incidental part of the insured's regular business operations.

In the event the Reinsured is bound on any risk excluded above without the knowledge of and/or contrary to the instructions of the Reinsured's supervisory underwriting personnel, the reinsurance provided under this Agreement shall apply until terminated or first anniversary whichever should first occur.

ARTICLE 4                                TERM AND CANCELLATION

A. This Agreement shall become effective on January 1, 2002 at 12:01 A.M., Standard Time. It is unlimited as to its duration and may be terminated as of any January 1st at 12:01 A.M., Standard Time by either party upon giving to the other party hereto no less than ninety (90) days' notice of cancellation in writing by mail. In the event either party terminates in accordance with the above, the Reinsurer shall continue to participate in all reinsurances coming within the terms of this Agreement granted or renewed by the Reinsured within the said ninety
         (90) days.

         In the event of termination the Reinsurer shall (1) remain liable for losses occurring or claims made prior to such termination date and (2) at the option of the Reinsured, shall remain liable at the same terms and conditions with respect to policies in force at the date of termination until the expiration, cancellation or next anniversary of such acceptance, whichever first occurs, but not for any more than twelve months following the date of termination plus odd time, if any, not to exceed eighteen months in all.

B.       This Agreement shall apply as follows:

         (1) As respects all policies written on a claims-made basis, claims made during the term of this Agreement. The date of loss, for purposes of this Agreement, shall be understood to mean the date that the claim was made against the Reinsured or the date as otherwise provided under the original claims-made policy.

                  In the event the Reinsured provides an Extended Reporting Period which becomes effective during the term of this Agreement the Reinsurer shall continue to be liable for claims received by the Reinsured or original insured under the reporting provisions of the original claims-made policy during such Extended Reporting Period, provided always that the loss which results in any such claim takes place prior to the effective date of the Extended Reporting Period. For purposes hereof, the date of loss for claims received during the Extended Reporting Period shall be the expiration, anniversary or cancellation date of the policy to which the Extended Reporting Period was attached.

         (2) As respects all other business covered hereunder, losses arising during the term of this Agreement.

C. In the event of a loss involving one or more policies the following shall apply:

         (1) Where one or more occurrence policies are involved in the same loss, the date of the loss shall determine the recovery hereon.

         (2) Where one or more claims-made policies are involved in the same loss, the date of the first claim reported during the treaty period, including those reported under an Extended Reporting Period which became effective during the treaty period, shall determine the recovery hereon. Any further claims reported during and subsequent to the annual treaty period relating to the same loss will go toward the retention in the treaty year in which the first claim was made.

         (3) Where one or more claims-made policies and one or more occurrence policies are involved in the same loss, the date of loss under the occurrence policy shall determine the recovery hereon. Any further claims reported during and subsequent to the annual treaty period relating to the same loss will go toward the retention in the treaty year in which the first claim was made.


ARTICLE 5                           DEFINITION OF LOSS OCCURRENCE

As respects Casualty:

The term "loss occurrence", as used herein, shall mean any one occurrence or series of occurrences arising out of one event. Occupational Disease under Workers' Compensation policies shall be deemed to be an occurrence within the meaning of this Agreement and each case of an employee contracting any disease for which the Company may be held liable shall be considered as constituting a separate or distinct occurrence. The date of such occurrence shall be deemed to be the following:

(1) If the case is compensable under the Workers' Compensation Law, the date of the beginning of the disability for which compensation is payable.

(2) If the case is not compensable under the Workers' Compensation Law, the date that disability due to said disease actually began.

(3) If the claim is made after employment has ceased, the date of cessation of such employment.

As respects Property:

The term "Loss Occurrence" as used herein shall mean the sum of all individual losses occasioned by any one disaster, accident or loss or series of disasters, accidents or losses arising out of one event which occurs within the area of one state of the United States or province of Canada and states or provinces contiguous thereto and to one another. However, the duration and extent of any one "Loss Occurrence" shall be limited to all individual losses sustained by the Reinsured occurring during any period of 168 consecutive hours arising out of and directly occasioned by the same event except that the term "Loss Occurrence" shall be further defined as follows:

i) As regards windstorm, hail, tornado, hurricane, cyclone, including ensuing collapse and water damage, all individual losses sustained by the Reinsured occurring during any period of 72 consecutive hours and arising out of and directly occasioned by the same event. However, the event need not be limited to one state or province or states or provinces contiguous thereto.

ii) As regards riot, riot attending a strike, civil commotion, vandalism and malicious mischief, all individual losses sustained by the Reinsured occurring during any period of 72 consecutive hours within the area of one municipality or county and the municipalities or counties contiguous thereto arising out of and directly occasioned by the same event. The maximum duration of 72 consecutive hours may be extended in respect of individual losses which occur beyond such 72 consecutive hours during the continued occupation of an assured's premises by strikers, provided such occupation commenced during the aforesaid period.

iii) As regards earthquake (the epicenter of which need not necessarily be within the territorial confines referred to in the opening paragraph of this article) and fire following directly occasioned by the earthquake, only those individual fire losses which commence during the period of 168 consecutive hours may be included in the Reinsured's "Loss Occurrence".

iv) As regards "Freeze", only individual losses directly occasioned by collapse, breakage of glass and water damage (caused by bursting of frozen pipes and tanks) may be included in the Reinsured's "Loss Occurrence".

Except for those "Loss Occurrences" referred to in (i) and (ii) the Reinsured may choose the date and time when any such period of consecutive hours commences provided that it is not earlier than the date and time of the occurrence of the first recorded individual loss sustained by the Reinsured arising out of that disaster, accident or loss and provided that only one such period of 168 consecutive hours shall apply with respect to one event.

However, as respects those "Loss Occurrences" referred to in (i) and (ii), if the disaster, accident or loss occasioned by the event is of greater duration than 72 consecutive hours, then the Reinsured may divide that disaster, accident or loss into two or more "Loss Occurrences" provided no two periods overlap and no individual loss is included in more than one such period and provided that no period commences earlier than the date and time of the occurrence of the first recorded individual loss sustained by the Reinsured arising out of that disaster, accident or loss.

No individual losses occasioned by an event that would be covered by 72 hours clauses may be included in any "Loss Occurrence" claimed under the 168 hours provision.

Losses directly or indirectly occasioned by:

i) loss of, alteration of, or damage to

                                       or

ii) a reduction in the functionality, availability or operation of a computer system, hardware, program, software, data, information repository, microchip, integrated circuit or similar device in computer equipment or non-computer equipment, whether the property of the policyholder of the Reinsured or not, do not in and of themselves constitute an event unless arising out of one or more of the following perils:

         fire, lightning, explosion, aircraft or vehicle impact, falling objects, windstorm, hail, tornado, cyclone, hurricane, earthquake, volcano, tsunami, flood, freeze or weight of snow.


ARTICLE 6                             NET RETAINED LINES

This Agreement applies only to that portion of any insurance or reinsurance covered by this Agreement which the Reinsured retains net for its own account, and in calculating the amount of any loss hereunder and also in computing the amount in excess of which this Agreement attaches, only loss or losses in respect of that portion of any insurance or reinsurance which the Reinsured retains net for its own account shall be included, it being understood and agreed that the amount of the Reinsurer's liability hereunder in respect of any loss or losses shall not be increased by reason of the inability of the Reinsured to collect from any other reinsurers, whether specific or general, any amounts which may have become due from them whether such inability arises from the insolvency of such other reinsurers or otherwise.

It is understood and agreed that any inter-company pooling shall be disregarded for purposes of determining the Net Retained Lines hereunder.


ARTICLE 7                             ULTIMATE NET LOSS

The term "Ultimate Net Loss" shall be understood to mean the actual loss or losses paid or to be paid by the Reinsured under its policies, including 90% of any losses in Excess of Original Policy Limits, as defined in Article 8, and 90% of any Extra Contractual Obligations, as defined in Article 9, such loss or losses to include expenses of litigation, if any, interest accrued where such interest is part of the judgment and all other loss expenses of the Reinsured including legal expenses and costs incurred in connection with coverage and validity questions and legal actions connected thereto which are allocable only to a specific claim or action on policies covered hereunder (including a pro rata share of salaries and expenses of the Reinsured's field employees while adjusting such claims or losses and expenses of the Reinsured's officials incurred in connection with claims or losses, but no salaries of the Reinsured's officials or any normal overhead charges such as rent, postal, lighting, cleaning, heating, etc., shall be included) less proper deductions for all recoveries (including amounts recoverable under other reinsurance except reinsurance, if any, inuring to the benefit of the Reinsured) and salvages actually made by the Reinsured; provided always that nothing in this Article shall be construed to mean that losses under this Agreement are not recoverable until the Reinsured's ultimate net loss has been ascertained.

All salvages, recoveries and payments recovered or received subsequent to a loss settlement under this Agreement shall be applied as if recovered or received prior to the said settlement and all necessary adjustments shall be made by the parties hereto.


ARTICLE 8                        EXCESS OF ORIGINAL POLICY LIMITS

This Agreement shall protect the Reinsured, within the limits hereof, in connection with ultimate net loss in excess of the limit of its original policy, such loss in excess of the limit having been incurred because of failure by it to settle within the policy limit or by reason of alleged or actual negligence, fraud or bad faith in rejecting an offer of settlement or in the preparation of the defense or in the trial of any action against its Insured or Reassured or in the preparation or prosecution of an appeal consequent upon such action.

However, this Article shall not apply where the loss has been incurred due to the fraud of a member of the Board of Directors or a corporate officer of the Reinsured acting individually or collectively or in collusion with any individual or corporation or any other organization or party involved in the presentation, defense or settlement of any claim covered hereunder.

For the purposes of this Article, the word "loss" shall mean any amounts for which the Reinsured would have been contractually liable to pay had it not been for the limit of the original policy.

Furthermore, if any provision of this Article shall be rendered illegal or unenforceable by the laws, regulations or public policy of any state, such provision shall be considered void in such state, but this shall not affect the validity or enforceability of any other provision of this Agreement or the enforceability of such provision in any other jurisdiction.


ARTICLE 9                    EXTRA CONTRACTUAL OBLIGATIONS CLAUSE

This Agreement shall protect the Reinsured within the limits hereof, where the ultimate net loss includes any Extra Contractual Obligations. "Extra Contractual Obligations" are defined as those liabilities not covered under any other provision of this Agreement and which arise from the handling of any claim on business covered hereunder, such liabilities arising because of, but not limited to, the following: Failure by the Reinsured to settle within the policy limit, or by reason of alleged or actual negligence, fraud or bad faith in rejecting an offer of settlement or in the preparation of the defense or in the trial of any action against its Insured or Reassured or in the preparation or prosecution of an appeal consequent upon such action.

The date on which an Extra Contractual Obligation is incurred by the Reinsured shall be deemed, in all circumstances, to be the date of the original accident, casualty, disaster or loss occurrence.

However, this Article shall not apply where the loss has been incurred due to the fraud of a member of the Board of Directors or a corporate officer of the Reinsured acting individually or collectively or in collusion with any individual or corporation or any other organization or party involved in the presentation, defense or settlement of any claim covered hereunder.

Furthermore, if any provision of this Article shall be rendered illegal or unenforceable by the laws, regulations or public policy of any state, such provision shall be considered void in such state, but this shall not affect the validity or enforceability of any other provision of this Agreement or the enforceability of such provision in any other jurisdiction.


ARTICLE 10                        LIMITS AND RETENTIONS

(A)      As respects business classified by the Reinsured as Property:

No claim shall be made upon the Reinsurer unless and until the Reinsured shall have first sustained an ultimate net loss in excess of $300,000 each risk each loss and then the Reinsurer shall be liable for the ultimate net loss sustained by the Reinsured in excess of $300,000 in respect of each risk each loss. The limit of liability of the Reinsurer in respect of each risk each loss shall be $700,000 and $2,800,000 in respect of each occurrence.

The Reinsured shall be the sole judge as to what constitutes any one risk.

(B)      As respects business classified by the Reinsured as Casualty:

No claim shall be made upon the Reinsurer unless and until the Reinsured shall have first sustained an ultimate net loss in excess of $300,000 each and every loss occurrence and then the Reinsurer shall be liable for the ultimate net loss sustained by the Reinsured in excess of $300,000 in respect of each such loss occurrence. The limit of liability of the Reinsurer in respect of any one such loss occurrence shall be $700,000.

Notwithstanding the foregoing paragraphs, where the original policy or policies of the Reinsured provide for aggregate limits of liability, this Agreement shall cover excess of $300,000 ultimate net loss in the aggregate for such aggregate liability any one original policy year, but such sums recoverable hereunder shall not exceed $700,000 ultimate net loss in the aggregate any one policy year.

"Policy year" shall mean "each separate original policy period of not exceeding twelve months commencing at the inception, anniversary or renewal date as and from January 1, 2002."

"Aggregate" shall mean "ultimate net loss incurred in the aggregate during any one policy year".

(C) In respect of a combination loss involving both (A) and (B) above, the limit of the Reinsurer shall be $1,700,000 ultimate net loss and the amount retained by the Reinsured shall be $300,000 each loss occurrence.

It is agreed, however, that not more than one property risk shall be included in any such combination accident or occurrence.

Recoveries from a loss or losses caused by Terrorism (as defined in this Agreement) shall be limited to $2, 100,000 during each 12 month period (January 1 through December 31) this Agreement remains in effect.


ARTICLE 11                      DEFINITION OF TERRORISM

An act of terrorism includes any act or preparation in respect of action, or threat of action designed to influence the government de jure or de factor of any nation or any political division thereof, or in pursuit of political, religious, ideological, or similar purposes to intimidate the public or a section of the public of any nation by any person or group(s) of persons whether acting alone or on behalf of or in connection with any organization(s) or government(s) de jure or de factor, and which:

i)   involves violence against one or more persons; or
ii)  involves damage to property; or
iii) endangers life other than that of the person committing the action; or
iv) creates a risk to health or safety of the public or a section of the public; or
v)   is designed to interfere with or to disrupt an electronic system.

An act of terrorism also includes loss, damage, cost or expense directly or indirectly caused by, contributed to by resulting from, or arising out of or in connection with any action in controlling, preventing, suppressing, retaliating against, or responding to any act of terrorism.


ARTICLE 12                          RATE AND PREMIUM

The Reinsured shall pay to the Reinsurer during each annual period of this Agreement premium calculated by applying a rate of 3.50% to the gross net earned premium income of the Reinsured during such period in respect of business the subject matter of this Agreement.

The term "gross net earned premium income" as used herein shall be understood to mean gross premiums earned by the Reinsured less premiums paid for reinsurances which inure to this Agreement. It is understood that 50% of Automobile Physical Damage premiums, other than collision, shall be deducted for theft during the period for which computation is being made.

The Reinsured shall pay to the Reinsurer an annual deposit premium of $7,150,000. Said deposits shall be payable in quarterly installments of $1,787,500 at each January 1, April 1, July 1 and October 1.

As soon as practicable after each January 1, 2003, the Reinsured shall submit a statement showing the actual premium due for the term calculated in accordance with the first paragraph of this Article, and the debtor party shall remit to the other the amount due, if any, by which the actual premium differs from the deposit premium, subject to the annual minimum premium of $5,720,000.


ARTICLE 13                                CURRENCY

All premiums and losses paid under this Agreement shall be made in United States currency.


ARTICLE 14                   NOTICE OF LOSS AND LOSS SETTLEMENTS

In the event of a loss occurrence which either results in or appears to be of serious enough nature as probably to result in a loss involving this Agreement, the Reinsured shall give notice as soon as reasonably practicable to the Reinsurer and the Reinsured shall keep the Reinsurer advised of all subsequent developments in connection therewith.

The Reinsurer agrees to abide by the loss settlements of the Reinsured, such settlements to be considered as satisfactory proof of loss, and amounts falling to the share of the Reinsurer shall be immediately payable to the Reinsured by them upon reasonable evidence of the amount paid or to be paid by the Reinsured.


ARTICLE 15                          ACCESS TO RECORDS

The Reinsurer, by its duly appointed representatives, shall have the right at any reasonable time, to examine all papers in the possession of the Reinsured referring to business effected hereunder.

ARTICLE 16                            STATISTICS

The Reinsured shall furnish the Reinsurer such quarterly and annual statistics as may be necessary to comply with statutory requirements and in such form as may be mutually agreed upon.


ARTICLE 17                       ERRORS AND OMISSIONS

Any inadvertent delay, omission or error shall not be held to relieve either party hereto from any liability which would attach to it hereunder if such delay, omission or error had not been made. Such delay, omission or error shall be rectified immediately upon discovery.


ARTICLE 18                              TAXES

In consideration of the terms under which this Agreement is issued, the Reinsured undertakes not to claim any deduction in respect of the premium hereon when making tax returns other than Income or Profits Tax returns to any State or Territory or the District of Columbia.


ARTICLE 19                         FEDERAL EXCISE TAX

(Applies only to those Reinsurers, excepting Underwriters at Lloyd's, London and other Reinsurers exempt from the Federal Excise Tax, who are domiciled outside the United States of America.)

The Reinsurer has agreed to allow for the purpose of paying the Federal Excise Tax the percentage specified by United States law of the premium payable hereon to the extent such premium is subject to Federal Excise Tax.

In the event of any return of premium becoming due hereunder the Reinsurer will deduct the percentage specified by United States law from the amount of the return and the Reinsured or its agent should take steps to recover the Tax from the U.S. Government.


ARTICLE 20                         LOSS RESERVES

(This Clause is applicable to any Reinsurer who does not qualify for credit by states having jurisdiction over the Reinsured.)

At annual intervals (or more frequently as determined by the Reinsured, but not more frequently than quarterly) the Reinsured will submit to the Reinsurer a statement showing the proportion of losses, as defined below, applicable to the Reinsurer.

The Reinsurer will apply for, and secure delivery thereof to the Reinsured, a clean, irrevocable and unconditional Letter of Credit in an amount equal to the Reinsurer's share of said losses. The Letter of Credit shall be issued by a United States bank which is a member of the Federal Reserve System and which is acceptable to the Insurance Departments of such states.

If, as of a statement date, the Reinsurer's share of losses under this Agreement shall exceed the then available balance of the Letter of Credit, the Reinsurer shall, within thirty (30) days after receiving such statement, secure delivery to the Reinsured of an amendment to the clean, irrevocable and unconditional Letter of Credit increasing the balance of the Letter of Credit available by the amount of such difference.

If the Reinsurer's share of losses under this Agreement shall be less than the then available balance of the Letter of Credit, the Reinsured shall, within thirty (30) days after receipt of written request of Reinsurer, release such excess amount by agreeing to consent to an amendment to the Letter of Credit reducing the balance of the Letter of Credit available by the amount of such excess.

The Reinsured undertakes to use and apply any amounts which it may draw upon the Letter of Credit, without diminution because of the insolvency of the Reinsured or Reinsurer, notwithstanding any other provision in this contract, only for one or more of the following purposes:

         (1) To pay or reimburse itself for the Reinsurer's share of losses paid by the Reinsured for which the Reinsurer is obligated to reimburse the Reinsured, if not otherwise paid by the Reinsurer.

         (2) To obtain a cash deposit of the Reinsurer's share under this contract of losses, if the clean, irrevocable and unconditional Letter of Credit is not renewed at least thirty
                  (30) days before the expiration thereof, and the Reinsurer shall continue thereafter to have a share in such losses.

         (3) To pay any other amounts the Reinsured claims are due under this reinsurance contract.

The Reinsured will immediately return to the Reinsurer any amounts drawn down on the Letter of Credit that are subsequently determined not to be due.

The term "losses" as used in this Article shall include:

         losses and allocated loss adjustment expenses paid by the Reinsured but not recovered (in proportion) from the Reinsurer,

         reserves for losses reported and outstanding, losses incurred but not reported, and allocated loss adjustment expenses.


ARTICLE 21                            INSOLVENCY

In the event of the insolvency of the Reinsured, this reinsurance shall be payable directly to the Reinsured, or to its liquidator, receiver, conservator or statutory successor on the basis of the liability of the Reinsured without diminution because of the insolvency of the Reinsured or because the liquidator, receiver, conservator or statutory successor of the Reinsured has failed to pay all or a portion of any claim. It is agreed, however, that the liquidator, receiver, conservator or statutory successor of the Reinsured shall give written notice to the Reinsurer of the pendency of a claim against the Reinsured indicating the policy or bond reinsured which claim would involve a possible liability on the part of the Reinsurer within a reasonable time after such claim is filed in the conservation or liquidation proceeding or in the receivership, and that during the pendency of such claim, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated any defense or defenses that they may deem available to the Reinsured or its liquidator, receiver, conservator or statutory successor. The expense thus incurred by the Reinsurer shall be chargeable subject to the approval of the court, against the Reinsured as part of the expense of conservation or liquidation to the extent of a pro rata share of the benefit which may accrue to the Reinsured solely as a result of the defense undertaken by the Reinsurer.

Where two or more Reinsurers are involved in the same claim and a majority in interest elect to interpose defense to such claim, the expense shall be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the Reinsured.

The reinsurance shall be payable by the Reinsurer to the Reinsured or to its liquidator, receiver, conservator or statutory successor, except as provided by subsection a of Section 4118 of the New York Insurance Law or except (a) where the Agreement specifically provides another payee of such reinsurance in the event of the insolvency of the Reinsured, or (b) where the Reinsurer with the consent of the direct insured or insureds has assumed such policy obligations of the Reinsured as direct obligations of the Reinsurer to the payees under such policies and in substitution for the obligations of the Reinsured to such payees.

However, in the event of insolvency of any one of the Reinsureds, each party agrees to honor the terms set forth herein as if this Agreement were a separate agreement between the Reinsurer and each individually named Reinsured. Balances payable or recoverable by any Reinsurer or each individually named Reinsurer or individually named Reinsured shall not serve to offset any balances payable or recoverable to or from any other Reinsured party to this Agreement. Reports and remittances made to the Reinsurer in accordance with Articles 11 and 14 are to be in sufficient detail to identify both the Reinsurer's loss obligations due each Reinsured and each Reinsured's premium remittance under the report. In the event that the policies of two or more individually named Reinsureds are involved in the same casualty loss occurrence, the retention shall be $300,000 as respects the Ultimate Net Loss for all Reinsureds added together, and the loss recoverable for each individually named Reinsured shall be in the same proportion that the individually named Reinsured's loss bears to the total Ultimate Net Loss. However, regardless of the number of individually named Reinsureds involved in one loss occurrence, in no event will the Reinsurer be liable for more than $700,000 each risk each loss and $2,800,000 in respect of each occurrence as respects property, $700,000 each and every loss occurrence as respects casualty and $1,700,000 each loss occurrence as respects a combined property and casualty loss.


ARTICLE 22                             ARBITRATION

As a precedent to any right of action hereunder, if any dispute shall arise between the Reinsured and the Reinsurer with reference to the interpretation of this Agreement or their rights with respect to any transaction involved, whether such dispute arises before or after termination of this Agreement, such dispute upon the written request of either party, shall be submitted to three arbitrators, one to be chosen by each party, and the third by the two so chosen. If either party refuses or neglects to appoint an arbitrator within thirty days after the receipt of written notice from the other party requesting it to do so, the requesting party may appoint two arbitrators. If the two arbitrators fail to agree in the selection of a third arbitrator within thirty days of their appointment, each of them shall name two, of whom the other shall decline one and the decision shall be made by drawing lots. All arbitrators shall be active or retired executive officers of insurance or reinsurance companies not under the control of either party to this Agreement.

The Arbitrators shall interpret the Agreement and make their decision with regard to the custom and usage of the insurance and reinsurance business. They shall issue their decision in writing based upon a hearing in which evidence may be introduced without following strict rules of evidence, but in which cross examination and rebuttal shall be allowed. They shall make their award with a view to effecting the general purpose of this Agreement in a reasonable manner rather than in accordance with a literal interpretation of the language.

The decision in writing of any two arbitrators, when filed with the parties hereto, shall be final and binding on both parties. Judgment may be entered upon the final decision of the arbitrators in any court having jurisdiction. Each party shall bear the expense of its own arbitrator and shall jointly and equally bear with the other party the expense of the third arbitrator and of the arbitration. Said arbitration shall take place in Marietta, Pennsylvania unless some other place is mutually agreed upon by the Reinsured and the Reinsurer.


ARTICLE 23                             SERVICE OF SUIT

(Applies only to those Reinsurers who are domiciled outside the United States and/or unauthorized in any state, territory, or district of the United States having jurisdiction over the Reinsured.)

In the event of the failure of the Reinsurer hereon to pay any amount claimed to be due hereunder the Reinsurer hereon, at the request of the Reinsured, will submit to the jurisdiction of any court of competent jurisdiction within the United States and will comply with all requirements necessary to give such court jurisdiction and all matters arising hereunder shall be determined in accordance with the law and practice of such court.

Service of process in such suit may be made upon Messrs. Mendes and Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that any suit instituted against any one of them under this Agreement, the Reinsurer will abide by the final decision of such court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of the Reinsurer in any such suit and/or upon the request of the Reinsured to give a written undertaking to the Reinsured that they will enter a general appearance upon the Reinsurer's behalf in the event such suit shall be instituted. Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, the Reinsurer hereon hereby designates the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Reinsured or any beneficiary hereunder arising out of this Agreement and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.


ARTICLE 24                          WRITTEN AGREEMENT

There are no other agreements between the Reinsurer and the Reinsured regarding the reinsurance provided by this Agreement, including but not limited to agreements which directly or indirectly guarantee a profit under this Agreement for either party.


ARTICLE 25                             INTERMEDIARY

John P. Woods Co., Inc., is hereby recognized as the intermediary through whom all communications relating hereto (including but not limited to notices, statements, premiums, return premiums, commissions, taxes, losses, loss adjustment expenses, salvage and loss settlement) shall be transmitted to both parties. It is understood, as regards remittances due either party hereunder, that payment by the Reinsured to John P. Woods Co., Inc. shall constitute payment to the Reinsurer, but payment by the Reinsurer to John P. Woods Co., Inc., shall only constitute payment to the Reinsured to the extent such payments are actually received by the Reinsured.

                       NUCLEAR INCIDENT EXCLUSION CLAUSE -
                          PHYSICAL DAMAGE - REINSURANCE

        1. This Reinsurance does not cover any loss or liability accruing to the Reinsured, directly or indirectly, and whether as Insurer or Reinsurer, from any Pool of Insurers or Reinsurers formed for the purpose of covering Atomic or Nuclear Energy risks.

        2. Without in any way restricting the operation of paragraph (1) of this Clause, this Reinsurance does not cover any loss or liability accruing to the Reinsured, directly or indirectly and whether as Insurer or Reinsurer, from any insurance against Physical Damage (including business interruption or consequential loss arising out of such Physical Damage) to:

                  I. Nuclear reactor power plants including all auxiliary property on the site, or

                  II. Any other nuclear reactor installation, including laboratories handling radioactive materials in connection with reactor installations, and "critical facilities" as such, or

                  III. Installations for fabricating complete fuel elements or for processing substantial quantities of "special nuclear material", and for reprocessing, salvaging, chemically separating, storing or disposing of "spent" nuclear fuel or waste materials, or

                  IV.      Installations other than those listed in paragraph
                           (2) III above using substantial quantities of radioactive isotopes or other products of nuclear fission.

        3. Without in any way restricting the operations of paragraphs (1) and
(2) hereof, this Reinsurance does not cover any loss or liability by radioactive contamination accruing to the Reinsured, directly or indirectly, and whether as Insurer or Reinsurer, from any insurance on property which is on the same site as a nuclear reactor power plant or other nuclear installation and which normally would be insured therewith except that this paragraph (3) shall not operate

         (a) where Reinsured does not have knowledge of such nuclear reactor power plant or nuclear installation, or

         (b) where said insurance contains a provision excluding coverage for damage to property caused by or resulting from radioactive contamination, however caused. However on and after 1st January 1960 this sub-paragraph (b) shall only apply provided the said radioactive contamination exclusion provision has been approved by the Governmental Authority having jurisdiction thereof.

        4. Without in any way restricting the operations of paragraphs (1), (2) and (3) hereof, this Reinsurance does not cover any loss or liability by radioactive contamination accruing to the Reinsured, directly or indirectly, and whether as Insurer or Reinsurer, when such radioactive contamination is a named hazard specifically insured against.

         5. It is understood and agreed that this Clause shall not extend to risks using radioactive isotopes in any form where the nuclear exposure is not considered by the Reinsured to be the primary hazard.

         6. The term "special nuclear material" shall have the meaning given it in the Atomic Energy Act of 1954, or by any law amendatory thereof.

         7. Reinsured to be sole judge of what constitutes:
            (a)   substantial quantities, and
            (b)   the extent of installation, plant or site.

NOTE: Without in any way restricting the operation of paragraph (1) hereof, it is understood and agreed that

         (a) all policies issued by the Reinsured on or before 31st December 1957 shall be free from the application of the other provisions of this Clause until expiry date or 31st December 1960 whichever first occurs whereupon all the provisions of this Clause shall apply.

         (b) with respect to any risk located in Canada policies issued by the Reinsured on or before 31st December 1958 shall be free from the application of the other provisions of this Clause until expiry date or 31st December 1960 whichever first occurs whereupon all the provisions of this Clause shall apply.

                 NUCLEAR INCIDENT EXCLUSION CLAUSE - LIABILITY -
                               REINSURANCE, U.S.A.


        (1) This reinsurance does not cover any loss or liability accruing to the Reinsured as a member of, or subscriber to, any association of insurers or reinsurers formed for the purpose of covering nuclear energy risks or as a direct or indirect reinsurer of any such member, subscriber or association.

        (2) Without in any way restricting the operation of paragraph (1) of this Clause it is understood and agreed that for all purposes of this reinsurance all the original policies of the Reinsured (new, renewal and replacement) of the classes specified in Clause II of this paragraph (2) from the time specified in Clause III in this paragraph (2) shall be deemed to include the following provision (specified as the Limited Exclusion Provision):

        Limited Exclusion Provision.*

           I. It is agreed that the policy does not apply under any liability coverage, to [injury, sickness, disease, death or destruction, bodily injury or property damage] with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability.

          II. Family Automobile Policies (liability only), Special Automobile Policies (private passenger automobiles, liability only), Farmers Comprehensive Personal Liability Policies (liability only), Comprehensive Personal Liability Policies (liability only) or policies of a similar nature; and the liability portion of combination forms related to the four classes of policies stated above, such as the Comprehensive Dwelling Policy and the applicable types of Homeowners Policies.

         III. The inception dates and thereafter of all original policies as described in II above, whether new, renewal or replacement, being policies which either


                  (a)  become effective on or after 1st May, 1960, or

                  (b) become effective before that date and contain the Limited Exclusion Provision set out above;

                  provided this paragraph (2) shall not be applicable to Family Automobile Policies, Special Automobile Policies, or policies or combination policies of a similar nature, issued by the Reinsured on New York risks, until 90 days following approval of the Limited Exclusion Provision by the Governmental Authority having jurisdiction thereof.

         (3) Except for those classes of policies specified in Clause II of paragraph (2) and without in any way restricting the operation of paragraph (1) of this Clause, it is understood and agreed that for all purposes of this reinsurance the original liability policies of the Reinsured (new, renewal and replacement) affording the following coverages:

                  Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or Garage Liability)

shall be deemed to include, with respect to such coverages, from the time specified in Clause V of this paragraph (3), the following provision (specified as the Broad Exclusion Provision):

         Broad Exclusion Provision.*

         It is agreed that the policy does not apply:

         I. Under any Liability Coverage, to [injury, sickness, disease, death or destruction, bodily injury or property damage]

                  (a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

                  (b) resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to Indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, of any agency thereof, with any person or organization.

          II. Under any Medical Payments Coverage, or under any Supplementary payments Provision relating to [immediate medical or surgical relief, first aid,] to expenses incurred with respect to [bodily injury, sickness, disease, death or bodily injury] resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

         III. Under any Liability Coverage, to [injury, sickness, disease, death or destruction, bodily injury or property damage] resulting from the hazardous properties of nuclear material, if

                  (a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

                  (b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed stored, transported or disposed of by or on behalf of an insured; or

                  (c) the [injury, sickness, disease, death or destruction bodily injury or property damage] arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories, or possessions or Canada, this exclusion (c) applies only to [injury to or destruction of property at such nuclear facility] property damage to such nuclear facility and any property thereat.

          IV. As used in this endorsement:

                  "hazardous properties" include radioactive, toxic or explosive properties; "nuclear material" means source material, special nuclear material or byproduct material; "source material", "special nuclear material", and "byproduct material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof; "spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "waste" means any waste material (1) containing byproduct material other than the tailings or wastes produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its source material content and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "nuclear facility" means

                  (a)      any nuclear reactor,
                  (b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,
                  (c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consist of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,
                  (d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste,

                  and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "nuclear reactor" means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material; [With respect to injury to or destruction of property, the word "injury" or "destruction"] "property damage" includes all forms of radioactive contamination of property. [includes all forms of radioactive contamination of property.]

           V. The inception dates and thereafter of all original policies affording coverages specified in this paragraph (3), whether new, renewal or replacement, being policies which become effective on or after 1st May, 1960, provided this paragraph
                  (3) shall not be applicable to

                  (i) Garage and Automobile Policies issued by the Reinsured on New York risks, or

                  (ii) statutory liability insurance required under Chapter 90,
                       General Laws of Massachusetts,

                  until 90 days following approval of the Broad Exclusion Provision by the Governmental Authority having jurisdiction thereof.

         (4) Without in any way restricting the operation of paragraph (1) of this Clause, it is understood and agreed that paragraphs (2) and (3) above are not applicable to original liability policies of the Reinsured in Canada and that with respect to such policies this Clause shall be deemed to include the Nuclear Energy Liability Exclusion Provisions adopted by the Canadian Underwriters' Association or the Independent Insurance Conference of Canada.

         *NOTE. The words printed in brackets in the Limited Exclusion Provision and in the Broad Exclusion Provision shall apply only in relation to original liability policies which include a Limited Exclusion Provision or a Broad Exclusion Provision containing those words.

                        NUCLEAR INCIDENT EXCLUSION CLAUSE
                          PHYSICAL DAMAGE AND LIABILITY
               (BOILER AND MACHINERY POLICIES) REINSURANCE, U.S.A.

         1. This reinsurance does not cover any loss or liability accruing to the Reinsured as a member of, or subscriber to, any association of insurers or reinsurers formed for the purpose of covering nuclear energy risks or as a direct or indirect reinsurer of any such member, subscriber or association.

         2. Without in any way restricting the operation of paragraph (1) of this Clause it is understood and agreed that for all purposes of this reinsurance all original Boiler and Machinery Insurance or Reinsurance contracts of the Reinsured shall be deemed to include the following provisions of this paragraph;

This Policy does not apply to "loss", whether it be direct or indirect, proximate or remote

         (a) from an Accident caused directly or indirectly by nuclear reaction, nuclear radiation or radioactive contamination, all whether controlled or uncontrolled; or
         (b) from nuclear reaction, nuclear radiation or radioactive contamination, all whether controlled or uncontrolled, caused directly or indirectly by, contributed to or aggravated by an Accident.

         3. However, it is agreed that loss arising out of the use of Radioactive Isotopes in any form is not hereby excluded from reinsurance protection.

         4. Without in any way restricting the operation of paragraph (1) hereof, it is understood and agreed that

         (a) all policies issued by the Reinsured effective on or before 30th April, 1958, shall be free from the application of the other provisions of this Clause until expiry date or 30th April, 1961, whichever first occurs, whereupon all the provisions of this Clause shall apply.
         (b) with respect to any risk located in Canada policies issued by the Reinsured effective on or before 30th June, 1958, shall be free from the application of the other provisions of this Clause until expiry date of 30th June, 1961, whichever first occurs, whereupon all the provisions of this Clause shall apply.

                        INSOLVENCY FUNDS EXCLUSION CLAUSE


This Agreement excludes all liability of the Company arising, by contract, operation of law, or otherwise, from its participation or membership, whether voluntary or involuntary, in any insolvency fund. "Insolvency fund" includes any guaranty fund, insolvency fund, plan, pool, association, fund or other arrangement, howsoever denominated, established or governed; which provides for any assessment of or payment or assumption by the Company of part or all of any claim, debt, charge, fee, or other obligation of an insurer, or its successors or assigns, which has been declared by any competent authority to be insolvent, or which is otherwise deemed unable to meet any claim, debt, charge, fee or other obligation in whole or in part.







NOTES:   Wherever used herein the terms:
-----

                  "Company"                 shall be understood to mean
                                            "Company", "Reinsured", "Reassured"
                                            or whatever other term is used in
                                            the attached reinsurance contract to
                                            designate the reinsured company or
                                            companies.

                  "Agreement"               shall be understood to mean
                                            "Agreement", "Contract", "Policy" or
                                            whatever other term is used to
                                            designate the attached reinsurance
                                            document.

                  "Reinsurers"              shall be understood to mean
                                            "Reinsurers", "Underwriters" or
                                            whatever other term is used in the
                                            attached reinsurance contract to
                                            designate the reinsurer or
                                            reinsurers.

                                    I N D E X
         CLAUSE                                                     ARTICLE

         BUSINESS COVERED                                                1

         TERRITORY                                                       2

         EXCLUSIONS                                                      3

         TERM AND CANCELLATION                                           4

         DEFINITION OF LOSS OCCURRENCE                                   5

         NET RETAINED LINES                                              6

         ULTIMATE NET LOSS                                               7

         EXCESS OF ORIGINAL POLICY LIMITS                                8

         EXTRA CONTRACTUAL OBLIGATIONS CLAUSE                            9

         LIMITS AND RETENTIONS                                          10

         DEFINITION OF TERRORISM                                        11

         RATE AND PREMIUM                                               12

         CURRENCY                                                       13

         NOTICE OF LOSS AND LOSS SETTLEMENTS                            14

         ACCESS TO RECORDS                                              15

         STATISTICS                                                     16

         ERRORS AND OMISSIONS                                           17

         TAXES                                                          18

         FEDERAL EXCISE TAX                                             19

         LOSS RESERVES                                                  20

         INSOLVENCY                                                     21

         ARBITRATION                                                    22

         SERVICE OF SUIT                                                23

         WRITTEN AGREEMENT                                              24

         INTERMEDIARY                                                   25